EXHIBIT 12.1

	Six months Ended June 30,	Years Ended December 31,
Ratio of Earnings to Fixed Charges:	2013	2012	2011	2010	2009	2008
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$9,352	$9,342	$4,925	$1,099	$(3,376)	$(1,490)
Fixed charges	3,888	7,942	10,531	8,314	8,833	12,543
Total Earnings	$13,240	$17,284	$15,456	$9,413	$5,457	$11,053

Fixed charges:
Interest expense on deposits	$2,095	$4,874	$7,550	$5,759	$6,471	$9,043
Interest expense on borrowings	1,593	2,739	2,800	2,515	2,322	3,451
Estimated interest portion of rent expense(1)	200	329	181	40	40	49
Total fixed charges	$3,888	$7,942	$10,531	$8,314	$8,833	$12,543

Ratio of earnings to fixed charges:
Excluding interest on deposits	7.38	5.63	5.18	3.68	2.31	3.16
Including interest on deposits	3.41	2.18	1.47	1.13	0.62	0.88

(1)	Estimated to be 33% of rent expense.